FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑                    Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                        No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date 6 February 2008	By	/s/ J Nicholls
		Name:	J Nicholls
		Title:	Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 31 January 2008

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (02 January 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (17 January 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (03 January 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (18 January 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (04 January 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (21 January 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (07 January 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (22 January 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (08 January 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (23 January 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (09 January 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (23 January 2008)
Announcement
Company notified of transactions in respect of the Diageo Share
Incentive Plan and Messrs Walsh, Rose and those persons
discharging managerial responsibility inform the Company of their interests therein.
Lord Blyth and Mr Stitzer inform the Company of their
beneficial interests.
(10 January 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (24 January 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (10 January 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (25 January 2008)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (11 January 2008)	Announcement Company announces acquisition. (28 January 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (11 January 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (28 January 2008)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (14 January 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (28 January 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (14 January 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (29 January 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (15 January 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (30 January 2008)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (16 January 2008)	Announcement Company announces total voting rights. (31 January 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (16 January 2008)	Annoucement Company purchases its own securities for cancellation through Goldman Sachs International. (31 January 2008)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:29 02-Jan-08
Number	9696K
Diageo plc
2 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 940,523 ordinary shares at a price of 1082.23 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:54 03-Jan-08
Number	0735L
Diageo plc
3 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 630,000 ordinary shares at a price of 1065.49 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:02 04-Jan-08
Number	1624L
Diageo plc
4 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1071.77 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares

Released	17:57 07-Jan-08
Number	2658L
Diageo plc
7 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 325,000 ordinary shares at a price of 1073.11 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:54 08-Jan-08
Number	3658L
Diageo plc
8 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 350,000 ordinary shares at a price of 1082.80 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:38 09-Jan-08
Number	4587L
Diageo plc
9 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 425,000 ordinary shares at a price of 1072.16 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:32 10-Jan-08

Number	PRNUK-1001
TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES
The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that:
1.	it received notification on 10 January 2008 of the following allocations of ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 January 2008 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares

N C Rose	18

P S Walsh	18
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 January 2008 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

S Fletcher	18

J Grover	18

A Morgan	18

G Williams	18
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £10.58.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above transactions, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	372,382

P S Walsh	648,242

Name of PDMR	Number of Ordinary Shares

S Fletcher	135,393

J Grover	171,414

A Morgan	136,512

G Williams	212,448
(of which 5,760 are held in the form of ADS*)
2. it received notification on 10 January 2008 from Lord Blyth, a director of the Company, that he has purchased 986 Ordinary Shares on 10 January 2008 under an arrangement with the Company, whereby he has agreed to use an amount of £ 10,500 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £10.58.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 154,126.
3. it received notification on 10 January 2008 from Todd Stitzer, a director of the Company, that he has purchased 94 Ordinary Shares on 10 January 2008 under an arrangement with the Company, whereby he has agreed to use an amount of £ 1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £10.58.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 4,868.
10 January 2008

*1	ADS is the equivalent of 4 Ordinary Shares.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:01 10-Jan-08
Number	5588L
Diageo plc
10 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 440,000 ordinary shares at a price of 1054.34 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:07 11-Jan-08
Number	PRNUK-1101
TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 11,601 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,510,314 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,590,702,975.
11 January 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:24 11-Jan-08
Number	6595L
Diageo plc
11 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 1,901,565 ordinary shares at a price of 1015.49 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:55 14-Jan-08
Number	PRNUK-1401
TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 80 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,510,234 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,588,801,490.
14 January 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:03 14-Jan-08
Number	7575L
Diageo plc
14 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 532,000 ordinary shares at a price of 1028.57 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:24 15-Jan-08
Number	8572L
Diageo plc
15 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 1,575,000 ordinary shares at a price of 1008.76 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:36 16-Jan-08
Number	PRNUK-1601
TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 3,040 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,507,194 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,586,697,530.
16 January 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:18 16-Jan-08
Number	9505L
Diageo plc
16 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 300,000 ordinary shares at a price of 1017.99 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:56 17-Jan-08
Number	0449M
Diageo plc
17 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 1,350,000 ordinary shares at a price of 995.14 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:06 18-Jan-08
Number	1445M
Diageo plc
18 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 550,000 ordinary shares at a price of 995.85 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:02 21-Jan-08
Number	2420M
Diageo plc
21 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 875,000 ordinary shares at a price of 968.31 pence per share.
END

Company	Diageo PLC
TIDM	DGE

Headline	Transaction in Own Shares
Released	18:17 22-Jan-08
Number	3337M
Diageo plc
22 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 949.92 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:55 23-Jan-08
Number	PRNUK-2301
TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 7,680 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,499,514 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,583,230,210.
23 January 2008
END

Company	Diageo PLC
TIDM	DGE

Headline	Transaction in Own Shares
Released	18:03 23-Jan-08
Number	4251M
Diageo plc
23 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 453,429 ordinary shares at a price of 950.93 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:00 24-Jan-08
Number	5223M
Diageo plc
24 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 350,000 ordinary shares at a price of 998.79 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	07:00 28-Jan-08
Number	6239M
Diageo plc
25 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1002.67 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Acquisition
Released	07:00 28-Jan-08
Number	6368M

28 January 2008
Diageo to acquire highly rated Rosenblum Cellars
Diageo, the world’s leading premium drinks business, announced today that it has entered into an agreement to acquire Rosenblum Cellars. The acquisition represents a unique opportunity to own a highly rated Zinfandel brand and therefore it further enhances Diageo Chateau and Estate Wines’ brand range in the fastest growing segment of US wines, the premium segment. The consideration $105 million and it is anticipated that the acquisition will be economic profit positive during the fourth full year of ownership.
Rosenblum Cellars, which is based in Alameda California was founded in 1978 by Kent and Kathy Rosenblum and is one of the leading producers of Zinfandel and Rhone varietals in the United States. As part of the acquisition, Kent Rosenblum will continue to make award-winning wines and he will play a key advisory role in the strategic direction of the brand.
The transaction, which is subject to regulatory approval in the United States, is expected to complete in the first quarter of calendar year 2008.
Commenting, Ivan Menezes, President, Diageo North America said:
‘The acquisition of Rosenblum Cellars represents an important strategic fit for us, as it enhances Diageo’s presence in the premium Zinfandel segment, one of the fastest growing varietals in the US. We look forward to working with the Rosenblums in growing this brand as we continue to focus on the quality for which these wines are known and in addition allow the wines to benefit from Diageo’s superior distribution network in the US.’
Notes to editor:
About Diageo Chateau & Estate Wines
Diageo Chateau & Estate Wines (DC&E), is part of Diageo’s North American business. It produces and markets premium wines from around the globe including Napa Valley, Sonoma, the California Central Coast, Washington, France, New Zealand and Australia. Brands include: Beaulieu Vineyard, Sterling Vineyards, Sterling Vintner’s Collection, Chalone Vineyard, Acacia Vineyard, Edna Valley Vineyard and Provenance Vineyards as well as the French wines of Barton & Guestier. DC&E is also a leading importer of classified Bordeaux and Burgundy estate-bottled wines and F.E. Trimbach.
About Rosenblum Cellars
Founded in 1978 by veterinarian Dr. Kent Rosenblum and wife Kathy, Rosenblum Cellars produces an internationally renowned portfolio of more than 40 wines from top vineyards located throughout California’s finest appellations. Known for world-class zinfandels and Rhône varietals, Rosenblum Cellars crafts a full range of award-winning wines in several tiers including its Reserves, Vineyard Designates,

Appellation Series and Cuvée Series. Rosenblum Cellars wines are currently distributed in all 50 states and 16 countries.
About Diageo
Diageo’s broader business includes an outstanding collection of beverage alcohol brands across spirits, wine and beer including Johnnie Walker, Guinness, Smirnoff, J&B, Baileys, Cuervo, Tanqueray, Captain Morgan and Crown Royal. Diageo is a global company, listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com.
Celebrating life, every day, everywhere, responsibly.
For further information:
Investor relations
Catherine James
+44 (0)20 7927 5272
catherine.james@diageo.com
Media relations
Stephen Doherty
+44 (0)20 7927 5528
stephen.doherty@diageo.com
Jennifer Crowl
+44 (0)20 8978 8647
jennifer.crowl@diageo.com
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:53 28-Jan-08
Number	PRNUK-2801
TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 1,587 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,497,927 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,582,028,368.
28 January 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:51 28-Jan-08
Number	7165M
Diageo plc
28 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 750,000 ordinary shares at a price of 985.46 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:36 29-Jan-08
Number	8169M
Diageo plc
29 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 475,000 ordinary shares at a price of 990.10 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:01 30-Jan-08
Number	9166M

Diageo plc
30 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 575,000 ordinary shares at a price of 987.05 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	12:26 31-Jan-08
Number	PRNUK-3101
TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc — Voting Rights and Capital
In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the ‘Company’) would like to notify the market of the following:
The Company’s issued capital consists of 2,860,726,295 ordinary shares of 28 101/108 pence each (‘Ordinary Shares’) with voting rights, which includes 280,497,927 Ordinary Shares held in Treasury.
Therefore, the total number of voting rights in the Company is 2,580,228,368 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
31 January 2008
END

Company	Diageo PLC

TIDM	DGE
Headline	Transaction in Own Shares
Released	17:36 31-Jan-08
Number	0409N
Diageo plc
31 January 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 437,311 ordinary shares at a price of 990.02 pence per share.
END